Exhibit A

Transactions in Shares During the Past
Sixty (60) Days

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Share Price
Horizon Kinetics Asset Management LLC	7/1/2024	BUY	66876	22.91
Horizon Kinetics Asset Management LLC	7/2/2024	BUY	58136	23.89
Horizon Kinetics Asset Management LLC	7/3/2024	BUY	18178	24.91
Horizon Kinetics Asset Management LLC	7/5/2024	BUY	21318	25.63
Horizon Kinetics Asset Management LLC	7/8/2024	BUY	30519	27.01
Horizon Kinetics Asset Management LLC	7/9/2024	BUY	27985	27.27
Horizon Kinetics Asset Management LLC	7/9/2024	SALE	1145	26.84
Horizon Kinetics Asset Management LLC	7/10/2024	BUY	13843	27.84